METALLA ROYALTY & STREAMING LTD
(formerly Excalibur Resources Ltd.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

NOVEMBER 30, 2017

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of Metalla Royalty & Streaming Ltd. (the “Company”) for the six months ended November 30, 2017 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	November 30	May 31
	2017	2017
ASSETS
Current assets
Cash	$2,571,942	$1,216,650
Receivables (Note 3)	1,287,916	46,771
Inventory (Note 4)	296,523	-
Prepaid expenses and deposits	163,815	217,559
Total current assets	4,320,196	1,480,980
Non-current assets
Royalty and stream interests (Note 5)	18,503,333	2,759,645
Investment in Silverback (Note 6)	2,718,224	2,558,528
Deferred acquisition costs (Note 5)	-	1,035,820
Total non-current assets	21,221,557	6,353,993
TOTAL ASSETS	$25,541,753	$7,834,973

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$754,401	$249,594
Taxes payable	55,230	-
Loans payable (Note 7)	141,727	15,067
Total current liabilities	951,358	264,661
Non-current liabilities
Loans payable (Note 7)	8,601,955	-
Deferred income tax liabilities	72,132	-
Total non-current liabilities	8,674,087	-
Total liabilities	9,625,445	264,661
EQUITY
Share capital (Note 9)	34,985,970	25,551,508
Reserves	6,476,105	6,110,780
Deficit	(25,545,767)	(24,091,976)
Total equity	15,916,308	7,570,312
TOTAL LIABILITIES AND EQUITY	$25,541,753	$7,834,973

Commitments (Note 13)
Events after the reporting date (Note 14)

These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on January 22, 2018.

Approved by the Board of Directors

“Brett Heath”	Director	“Lawrence Roulston”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	November 30	November 30	November 30	November 30
	2017	2016	2017	2016
Income
Revenue from stream interest	$3,066,670	$-	$3,738,748	$-
Share of net income of Silverback (Note 6)	75,144	-	159,696	-
Expenses
Cost of sales (Note 4)	(1,257,103)	-	(1,520,932)	-
Depletion on stream interest (Note 5)	(1,523,121)	-	(1,848,129)	-
Evaluation expenses	-	(14,384)	-	(14,384)
Foreign exchange loss	(201,330)	(48)	(290,383)	(82)
Interest expense (Note 7)	(106,729)	(126,473)	(141,727)	(293,088)
Investor relations	(149,178)	(20,857)	(284,063)	(36,761)
Management fees (Note 10)	(86,286)	(91,088)	(196,150)	(124,088)
Office expenses	(71,789)	(2,618)	(147,576)	(5,162)
Performance-based share-based payment (Note 10)	-	(300,000)	-	(300,000)
Professional fees	(82,618)	(49,261)	(148,986)	(54,862)
Share-based payments (Note 9)	-	(294,224)	(624,429)	(569,027)
Transfer agent and filing fees	(17,618)	(26,946)	(40,398)	(32,893)
Travel and related expenses	-	-	(3,847)	-
Loss before income taxes	(353,958)	(925,899)	(1,348,176)	(1,430,347)
Current income tax expense (Note 8)	(228,822)	-	(262,593)	-
Deferred income tax recovery (Note 8)	142,675	-	156,978	-
Net loss	$(440,105)	$(925,899)	$(1,453,791)	$(1,430,347)

Other comprehensive loss
Items that may be be reclassified subsequently to profit and loss:
Foreign currency translation adjustment	$165,863	$-	229,697	-
Other comprehensive loss	165,863	-	229,697	-
Total comprehensive loss	$(274,242)	$(925,899)	$(1,224,094)	$(1,430,347)

Earnings per share - basic and diluted	$(0.01)	$(0.03)	$(0.02)	$(0.05)
Weighted average number of shares outstanding - basic and diluted	73,168,849	32,419,388	67,834,033	31,467,684

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Six months	Six months
	ended	ended
	November 30	November 30
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Total comprehensive loss	$(1,224,094)	$(1,430,347)
Items not affecting cash:
Share of net income of Silverback	(159,696)	-
Depletion on stream interest	1,848,129	-
Evaluation expenses	-	13,500
Interest expense	141,727	262,689
Performance-based share-based payment	-	300,000
Share-based payments	624,429	569,027
Deferred income tax expense	(156,978)	-
Unrealized foreign exchange effect	(186,548)	-
Changes in non-cash operating working capital items:
Receivables	521,328	12,977
Inventory	435,698	-
Prepaid expenses and deposits	53,744	-
Accounts payable and accrued liabilities	(124,858)	68,579
Net cash provided by (used in) operating activities	1,772,881	(203,575)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests	(1,543,512)	(2,000,000)
Net cash used in investing activities	(1,543,512)	(2,000,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued	-	2,253,235
Exercise of stock options	138,000	-
Exercise of share purchase warrants	952,500	-
Proceeds from loans payable, net	-	500,000
Interest paid	(15,067)	-
Net cash provided by financing activities	1,075,433	2,753,235

Effect of exchange rate changes on cash	(4,740)	-

Change in cash	1,300,062	549,660
Cash, beginning of period	1,216,650	4,101
Cash, end of period	$2,516,712	$553,761

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

	Number	Share			Total
	of shares	capital	Reserves	Deficit	equity
Balance as at May 31, 2016	30,974,942	$16,919,348	$3,672,176	$(20,853,292)	$(261,768)
Private placements and share issuances	8,905,969	2,155,348	511,387	-	2,666,735
Acquisition of royalty interests	3,333,333	1,000,000	-	-	1,000,000
Warrants issued for loans payable	-	-	262,689	-	262,689
Share-based payments	-	-	569,027	-	569,027
Loss for the period	-	-	-	(1,430,347)	(1,430,347)
Balance as at November 30, 2016	43,214,244	$20,074,696	$5,015,279	$(22,283,639)	$2,806,336

	Number	Share			Total
	of shares	capital	Reserves	Deficit	equity
Balance as at May 31, 2017	56,885,215	$25,551,508	$6,110,780	$(24,091,976)	$7,570,312
Acquisition of royalty and stream interests	14,546,597	7,855,161	-	-	7,855,161
Exercise of stock options	566,666	360,367	(222,367)	-	138,000
Exercise of share purchase and finder's warrants	2,116,667	1,218,934	(266,434)	-	952,500
Share-based payments	-	-	624,429	-	624,429
Foreign currency translation adjustment	-	-	229,697	-	229,697
Loss for the period	-	-	-	(1,453,791)	(1,453,791)
Balance as at November 30, 2017	74,115,145	$34,985,970	$6,476,105	$(25,545,767)	$15,916,308

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2017

1.	NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. (formerly Excalibur Resources Ltd.) ("Metalla" or the "Company") was incorporated in Canada on May 11, 1983. Metalla is a precious metals royalty and streaming company and engaged in the acquisition and management of precious metal royalties, streams, and similar production-based interests. Previously, the Company was focused on the discovery, development, mining, and ore trading of economically viable precious and base metal resources. The Company’s common shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “MTA”. The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

In an effort to facilitate greater flexibility in pursuing its plans, effective November 22, 2016, the Company completed a share consolidation on a basis of three (3) pre-consolidation shares for one (1) post-consolidation share. On the effective date, the number of pre-consolidation common shares was 129,642,731, where the share consolidation resulted in the number of post-consolidation common shares of 43,214,246. As required by International Financial Reporting Standards (“IFRS”), all references to share capital, common shares outstanding, and per share amounts in these condensed consolidated interim financial statements and the accompanying notes for time periods prior to the share consolidation have been restated to reflect the three for one share consolidation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and measurement

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International  Financial Reporting Standards (“IFRS”). These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted.  These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended May 31, 2017.

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended May 31, 2017, except for those noted below. The Company’s interim results are not necessarily indicative of its results for a full year.

Foreign currency translation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. The functional currency of the Company and each of its subsidiaries is the Canadian dollars, which is the currency of the primary economic environment in which the entity operates, with the exception of MTA Royalty & Streaming Ltd., being the United States (“US”) dollars. Determination of functional currency may involve certain judgements to determine the primary economic environment. These condensed consolidated interim financial statements are presented in Canadian dollars, unless otherwise noted.

On translation of the entity whose functional currency is the US dollars, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Revenue

Revenue comprises revenue earned in the period from royalty, stream, and similar production-based interests. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream, and similar production-based interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

For royalty interests, revenue recognition generally occurs in the month of production from the royalty property. For stream interests, relevant commodities received from the stream interest operators are sold to the operator’s third-party customers. Revenue from these sales is recognized when title and risks of the delivered commodity are passed on to the operator’s third-party customers.

Under the terms of certain revenue stream agreements and concentrate sales contracts with independent smelting companies, sales prices are provisionally set on a specified future date after shipment based on market prices. Revenue is recorded under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward commodity prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue.

Inventory

Inventory is valued at the lower of specifically identifiable cost and net realizable value. Costs included are the agreed upon purchase price under the stream agreement and depletion of the applicable stream interest.

Financial instruments

Derivative investments, such as receivables related to agreements with provisional pricing mechanisms, are classified as fair value through profit and loss and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. Changes in the fair value of receivables related to agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and other comprehensive income.

Critical accounting estimates and judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Critical accounting estimates and judgments

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below. The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

a)	Estimation of depletion

The Company’s royalty, stream, and other production-based interests that generate economic benefits are considered depletable and are depleted on a unit-of-production basis over the ounces of production that are expected to generate the cash flows that will be attributable to the Company. These calculations require the use of estimates and assumptions, including the amount of contained metals, the recovery rates, and payable rates for the contained metals being treated through a milling or refining process. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements, but does not expect these standards to have a material effect on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

IFRS 9 Financial Instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 Financial Instruments: Recognition and Measurement requirements. IFRS 9 is effective for periods beginning on or after January 1, 2018.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2017

3.	RECEIVABLES

	November 30	May 31
	2017	2017
Trade receivables	$1,270,564	$-
GST and taxes recoverable	17,352	46,771
	$1,287,916	$46,771

As at November 30 and May 31, 2017, the Company did not have any trade receivables that were past due. The Company’s allowance for doubtful accounts at November 30 and May 31, 2017 was $Nil.

4.	INVENTORY

As at November 30, 2017, the Company held contained silver inventory with a carrying amount of $296,523 (May 31, 2017 - $Nil). For the six months ended November 30, 2017, the Company recorded cost of sales of $1,520,932 (2016 - $Nil), which includes the Company’s share of the total direct and indirect costs incurred by or on behalf of the Endeavor mine operator to produce metals concentrate shipped and provisionally invoiced.

5.	ROYALTY INTERESTS AND DEFERRED ACQUISITION COSTS

	Historical	Accumulated	Foreign	Net carrying
	costs	depletion	exchange	amount
Endeavor stream interest	$8,690,366	$(1,851,465)	$472,982	$7,311,883
Coeur royalty interests	6,912,018	-	-	6,912,018
Matamec royalty interests	1,513,728	-	-	1,513,728
IEPI royalty interests	2,520,135	-	-	2,520,135
Filo royalty interests	195,569	-	-	195,569
Orefinders royalty interests	50,000	-	-	50,000
Ending balance	$19,881,816	$(1,851,465)	$472,982	$18,503,333

For the six months ended November 30, 2017, no impairment indicators were present.

Coeur acquisitions

In July 2017, the Company completed the acquisition of three royalty and one silver stream interests from Coeur Mining Inc. (“Coeur”) for the following considerations: (a) 14,546,597 common shares of the Company, valued at $7,855,161, and (b) an unsecured convertible debenture in the principal amount of US$6,677,476 bearing interest at a rate of 5% per annum, which will automatically convert into common shares of the Company at the time of future equity financings of future asset acquisitions and enables Coeur to maintain a 19.9% interest in the Company until the outstanding principal balance is either converted in full or otherwise repaid (Note 7).

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2017

5.	ROYALTY INTERESTS AND DEFERRED ACQUISITION COSTS (cont’d…)

Coeur acquisitions (cont’d…)

In addition to the three NSRs on the Joaquin project, Zaruma gold mine, and the Puchuldiza project (2.0%, 1.5%, and 1.5%, respectively), the Company acquired a silver stream interest, which is related to contained silver within the metals concentrate produced at the Endeavor mine in Australia. Under terms of the stream arrangement, the Company will have operating cost contribution of US$1.00 for each ounce (“oz.”) of payable silver, indexed annually for inflation (currently at US$1.35), plus a further increment of 50% of the amount by which silver price exceeds US$7.00 per ounce. In accordance with the agreement, Metalla will have the right to buy 100% of the silver production up to 20,000,000 oz. (of which 6,465,436 oz. have been delivered and 13,534,564 oz. remaining as at the reporting date). As at December 31, 2017, the current Endeavor mine plan has an estimated delivery of approximately 638,000 oz. of payable silver over the next eighteen (18) months according to the CBH Resources Limited, who is the mine operator. Drilling at the Endeavor mine has been undertaken. Based on the results, it is expected that additional reserves will be added to extend the life of mine during the first quarter of calendar year 2018.

The purchase price allocation for the Coeur acquisition is as follow:

Considerations paid:
Common shares issued	$7,855,162
Convertible debenture payable	8,332,041
GST on acquisition of Endeavor stream interest	940,612
Acquisition costs	110,321
17,238,136
Net asset acquired
Receivables	$1,762,473
Inventory	735,557
Endeavor stream interest	8,690,366
Coeur royalty interests	6,903,406
Accounts payable and accrued liabilities	(629,665)
Deferred income tax liability	(224,001)
$17,238,136

Matamec acquisitions

In June 2017, the Company completed the acquisition of additional 1% net smelter return (“NSR”) royalty interest (totaling 2%) on the Holye Pond extension property and a 1% NSR royalty interest on the Montclerg property located northeast of Goldcorp’s Hoyle Pond mine from Matamec Exploration Inc. (“Matamec”). for the following considerations: (a) $500,000 and (b) 2,000,000 units (valued at $1,000,000), where each unit consists of one common share of the Company and one-half share purchase warrant; and each full share purchase warrant is exercisable at $0.75 for two years. The Company incurred $13,728 of acquisition costs.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2017

6.	INVESTMENT IN SILVERBACK

In April 2017, the Company, through its wholly-owned subsidiary, acquired 15% interest in Silverback Ltd. (“Silverback”), whose sole business is the receipt and distribution of the net earnings of the New Lukia Gold Mine (“NLGM”) silver stream. Distributions to the shareholders are completed on an annual basis at minimum. For the six months ended November 30, 2017, no impairment indicators were present.

	November 30	May 31
	2017	2017
Opening balance	$2,558,528	$-
Acquisition	-	2,532,234
Income in Silverback	159,696	26,294
Ending balance	$2,718,224	$2,558,528

Summarized financial information for the six months ended November 30, 2017 of Silverback is as follow:

Six months
ended
November 30
Denominated in US dollars	2017
Current assets	$1,007,810
Total assets	1,007,810
Current liabilities	40,000
Total liabilities	40,000
Net income and comprehensive income for the period	$837,718

7.	LOANS PAYABLE

	November 30	May 31
	2017	2017
Opening balance	$15,067	$133,412
Additions	8,332,041	750,000
Repayments, cash	-	(500,000)
Interest expense	141,727	274,730
Interest paid	(15,067)	(14,778)
Warrants issued	-	(212,950)
Subscriptions in private placements	-	(315,000)
Settlement through assignment of interest receivable	-	(100,000)
Currency translation adjustments	269,914	(347)
Ending balance	8,743,682	15,067
Less: current portion	141,727	15,067
Long term portion	$8,601,955	$-

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2017

7.	LOANS PAYABLE (cont’d…)

In July 2017, the Company entered into a convertible debenture agreement for US$6,677,476 with Coeur, in connection to the acquisition (Note 5), which has a stated rate of 5% per annum payable every six months and a term of ten years. The principal balance of the convertible debenture will automatically be converted into common shares of the Company at the time of future equity financings or future asset acquisitions and enables Coeur to maintain a 19.9% interest in the Company until the outstanding principal balance is either converted in full or otherwise repaid. As at November 30, 2017, the Company owed $8,743,682 (May 31, 2017 - $Nil), which included the accrued interest expense.

8.	INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	November 30	November 30
Six months ended	2017	2016
Loss before income taxes	$(1,348,176)	$(1,130,347)
Canadian federal and provincial income tax rates	26.50%	26.50%
Expected income tax recovery at statutory income tax rate	(357,267)	(299,542)
Difference between Canadian and foreign tax rate	(29,992)	-
Permanent differences	151,916	150,792
Changes in unrecognized deferred tax assets	340,957	148,750
Total income tax expense	$105,614	$-

Current income tax expense	$262,593	$-
Deferred income tax expense (recovery)	(156,978)	-

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2017

9.	SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value. As at November 30, 2017, 14,546,597 common shares (May 31, 2017 - 11,220,969) were subject to holding periods ending up to December 1, 2017.

Issued share capital

During the six months ended November 30, 2017, the Company issued 17,229,930 (2016 - Nil) common shares pursuant to the acquisitions of royalty and stream interests and exercise of share purchase warrants.

Stock options

The continuity of stock options for the six months ended November 30, 2017, all of which were exercisable, are as follows:

		Balance				Balance
	Exercise	May 31			Expired/	November 30
Expiry date	price	2017	Granted	Exercised	Cancelled	2017
Mar 15, 2018	0.75	66,666	-	-	-	66,666
Feb 28, 2019	0.36	466,667	-	(100,000)	-	366,667
Jul 15, 2021	0.21	1,766,667	-	(433,333)	-	1,333,334
Nov 15, 2021	0.30	433,333	-	-	-	433,333
Nov 30, 2021	0.33	766,667	-	(33,333)	-	733,334
Mar 06, 2022	0.58	600,000	-	-	-	600,000
Jul 31, 2022	0.54	-	1,900,000	-	-	1,900,000
Outstanding		4,100,000	1,900,000	(566,666)	-	5,433,334
Weighted average exercise price		$0.32	$0.54	$0.24	$-	$0.41

As at November 30, 2017, the weighted average remaining life of the stock options outstanding is 3.94 (May 31, 2017 - 4.00) years.

The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	November 30	November 30
Weighted average:	2017	2016
Risk free interest rate	1.65%	0.79%
Expected dividend yield	0%	0%
Expected stock price volatility	74%	100%
Expected life in years	5	5
Forfeiture rate	0%	0%

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2017

9.	SHARE CAPITAL (cont’d…)

Warrants

The continuity of share purchase warrants and finder’s warrants for the six months ended November 30, 2017, all of which are exercisable, are as follows:

		Balance				Balance
	Exercise	May 31			Expired/	November 30
Expiry date	price	2017	Issued	Exercised	Cancelled	2017
Nov 30, 2018	$0.45	4,001,151	-	(1,666,667)	-	2,334,484
Feb 28, 2019(¹)	0.75	150,000	-	-	-	150,000
Mar 02, 2019(¹)	0.75	3,242,018	-	-	-	3,242,018
Mar 29, 2019(¹)	0.75	200,000	-	-	-	200,000
Mar 31, 2019(¹)	0.75	523,500	-	-	-	523,500
Apr 07, 2019(¹)	0.75	125,000	-	-	-	125,000
May 31, 2019	0.75	1,000,000	-	-	-	1,000,000
Aug 11, 2021	0.45	833,333	-	(450,000)	-	383,333
Aug 30, 2021	0.45	83,333	-	-	-	83,333
Sep 19, 2021	0.45	333,333	-	-	-	333,333
Total		10,491,668	-	(2,116,667)	-	8,375,001
Weighted average exercise price		$0.60	$-	$0.45	$-	$0.64

(1)	Expiry may be accelerated, if closing price of the Company's common shares is $1.00 or greater for ten consecutive trading days

As at November 30, 2017, the weighted average remaining life of the share purchase warrants outstanding is 1.46 (May 31, 2017 - 1.98) years.

Share-based payments

During the six months ended November 30, 2017, the Company granted 1,900,000 (2016 - 1,766,667) stock options to employees, directors, officers, and consultants of the Company. For the fair value method for share-based payments, the Company determined the fair value of the options granted to be $624,429 or $0.33 per option (2016 - $274,803 or $0.16) .

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2017

10.	RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Salary	Share-based
Six months ended November 30, 2017	or fees	payments	Total
Management	$169,331	$345,078	$514,409
Directors	25,000	279,351	304,351
	$194,331	$624,429	$818,760

	Salary	Share-based
Six months ended November 30, 2016	or fees	payments	Total
Management	$124,088	$683,028	$807,116
Directors	-	66,789	66,789
	$124,088	$749,817	$873,905

During the six months ended November 30, 2016, the Company entered into a share purchase agreement to acquire High Stream Corp. (“High Stream”), a company controlled by an individual who became the President of the Company prior to closing, for the following milestone considerations: (a) 1,000,000 commons shares on the closing date (issued; value at $300,000); (b) 1,000,000 common shares upon the Company signing the first letter of intent on a streaming or royalty transaction; and (c) 1,333,333 common shares upon the Company closing of the first streaming/royalty transaction.

As at November 30, 2017, the Company had $39,536 (May 31, 2017 - $13,474) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities.

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash investing and financing activities

During the six months ended November 30, 2017, the Company:

a)	issued 14,546,597 common shares and a convertible debenture, with aggregate value of $16,187,203, for net assets acquired form Coeur (Note 5);
b)	reallocated $1,035,820 of deferred acquisition costs to royalty and stream interests on the closing of the Matamec acquisition (Note 5);
c)	reallocated $165,403 of stream interest depletion to the carrying amount of inventory received but not yet sold at the reporting date;
d)	reallocated $222,367 from reserves for 566,666 stock options exercised; and
e)	reallocated $266,434 from reserves for 2,116,667 share purchase warrants exercised.

During the six months ended November 30, 2016, the Company:

a)	issued 1,249,999 share purchase warrants, valued at $262,689, for interest on loans payable; and
b)	reallocated $100,000 of subscription receipt to share capital on the closing of private placement.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2017

12.	FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	November 30	May 31
	2017	2017
Financial assets
Loans and receivables:
Cash	$2,571,942	$1,216,650
Receivables	17,352	46,771
Fair value through profit or loss:
Receivables from provisional sales	1,270,564	-
	$3,859,858	$1,263,421
Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	$754,401	$249,594
Loans payable	8,743,682	15,067
	$9,498,083	$264,661

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a)	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
b)	Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
c)	Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. As at November 30, 2017, the Company’s financial instruments measured at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Receivables from provisional sales	$-	$1,270,564	$-	$1,270,564

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Receivable from provisional sales includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company’s loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2017

12.	FINANCIAL INSTRUMENTS (cont’d…)

Capital risk management

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at November 30, 2017 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit risk

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

Liquidity risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company’s non–current liability are disclosed in Note 7. All current liabilities are settled within one year.

Currency risk

As at November 30, 2017, the Company is exposed to currency risk through the following monetary assets and liabilities:

US
dollar
Cash	$1,255,258
Receivable	986,402
Loans payable	(6,788,157)
Net exposure	$(4,546,497)

Canadian dollar equivalent	$(5,856,247)

Based on the above net exposure, as at November 30, 2017, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $59,000 in the Company’s pre-tax income or loss.

13.	COMMITMENTS

The Company may be required to make payments in cash and/or common shares related to its royalty interests (Note 5).

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2017

14.	EVENTS AFTER THE REPORTING DATE

Subsequent to November 30, 2017, the Company:

a)	issued 48,000 restricted share units (“RSUs”) to directors and officers of the Company;

b)	issued 166,667 common shares on exercise of stock options; and

c)	declared and paid dividend of $0.001 per share to the shareholders of the Company.